October 15, 2018

Jeffrey Rutherford
Interim Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
PO Box 3077
North Canton, OH 44720

       Re: Diebold Nixdorf, Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-04879

Dear Mr. Rutherford:

        We have reviewed your September 25, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 12, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue, page 9

1. We note your response to comment 1. It appears the IP you are referring to is the software applications that facilitate transactions via automated teller machines
(ATMs), point of
      sale (POS) terminals, etc. as discussed on page 10. If true, please further explain how the integration and customization of such software allows it to interface with your customers
 Jeffrey Rutherford
Diebold Nixdorf, Incorporated
October 15, 2018
Page 2
         existing infrastructure and customer-specific requirements such that you concluded the software and those services are not distinct. Refer to ASC 606-10-25-21. If the IP you are referring to relates to other products, please explain to us what those are. Lastly, tell us the typical term of these integration and customization arrangements and the percentage of revenue recognized from these arrangements for the periods presented.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                                 Sincerely,
FirstName LastNameJeffrey Rutherford
                                                                 Division of
Corporation Finance
Comapany NameDiebold Nixdorf, Incorporated
                                                                 Office of
Information Technologies
October 15, 2018 Page 2                                          and Services
FirstName LastName